

May 18, 2021

Peter Ingram
President and Chief Executive Officer
HAWAIIAN HOLDINGS INC
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

      Re: HAWAIIAN HOLDINGS INC
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed on February 12, 2021
           Form 8-K filed on January 26, 2021
           File No. 001-31443

Dear Mr. Ingram :

      We have reviewed your April 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our March 19, 2021 letter.

Form 8-K filed on January 26, 2021

Non-GAAP Financial Reconciliation (unaudited)

1.   We have read your response to comment 2. We note that you are using EBITDAR to evaluate your financial performance. Since this measure eliminates aircraft rent, which is a normal, recurring cash operating expense necessary to operate your business, it should not be presented as a measure of overall performance. However, your response appears to indicate you are also using EBITDAR as a valuation metric. As such, revise to present it solely as a valuation measure and only for the period being presented and include disclosure regarding the purpose and use of this measure as well as the limitations of its use, including that it should not be viewed as a measure of overall performance since it excludes aircraft rent.

You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation